EXHIBIT 21

Subsidiaries of CBOE Holdings, Inc.

1.	Chicago Board Options Exchange, Incorporated

2.	CBOE, LLC

3.	CBOE II, LLC

4.	Market Data Express, LLC

5.	CBOE Futures Exchange, LLC

6.	DerivaTech Corporation

7.	Chicago Options Exchange Building Corporation